Exhibit 12.1
CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years ended December 31,							Six Months Ended June 30,
	2006	2005	2004		2003		2002	2007	2006
EARNINGS:
(Loss) income before income taxes and cumulative effect of accounting changes	$(19)	$(3,688)	$9,381		$5,288		$138	$(8,065)	$(3,512)
Minority interests	(225)	15	19		—		—	(112)	(57)
Fixed charges (as outlined below), less preferred dividends and accretion expense (a)	26,914	20,202	8,072		4,098		1,913	13,505	13,296

Total earnings, as defined	$26,670	$16,529	$17,472		$9,386		$2,051	$5,328	$9,727

FIXED CHARGES:
Interest charges (b)	$25,072	$22,426	$5,235		$2,157		$1,039	$12,608	$12,536
Less: write-off unamortized debt issuance costs (c)	(534)	(5,038)	—		(13)		(169)	—	(534)
Interest component of rental expense	2,376	2,814	2,837		1,954		1,043	897	1,294
Preferred dividends (d)	—	1,770	3,735		3,314		2,888	—	—

Total fixed charges, as defined	$26,914	$21,972	$11,807		$7,412		$4,801	$13,505	$13,296

Ratio of earnings to fixed charges	N/A	N/A	1.5	x	1.3	x	N/A	N/A	N/A
Amount of earnings insufficient to cover fixed charges	$244	$5,443	—		—		$2,750	$8,177	$3,569

(a)	Excludes preferred dividends and accretion expense as such amounts were not deducted in arriving at the (loss) income before income taxes amounts reflected above.

(b)	Includes the amortization of debt discount and the amortization and write-off of debt issuance costs.

(c)	Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.

(d)	Amounts have been grossed-up at the Company’s effective tax rate for each applicable period.